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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


9 October 2003


                  CLASS RULING FROM AUSTRALIAN TAXATION OFFICE
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ON AVAILABILITY OF SCRIP-FOR-SCRIP ROLL-OVER RELIEF RELATING TO PROPOSED SCHEME
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                                 OF ARRANGEMENT
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The Australian Taxation Office has issued a class ruling in relation to the availability of scrip-for-scrip roll-over relief relating to the proposed Ordinary Share Scheme.

Jupiters Limited advised, in the Scheme Booklet dated 5 September 2003, that Jupiters Ordinary Shareholders who would otherwise make a capital gain in respect of the disposal of their ordinary shares under the terms of the Merger with TABCORP Holdings Limited, may choose to obtain roll-over relief to the extent their Jupiters ordinary shares are exchanged for TABCORP shares.

The ATO has confirmed that the conditions required in order for scrip-for-scrip roll-over relief to be available were satisfied.

Class Ruling CR2003/89 has been published confirming that roll-over relief is available to the extent Jupiters' ordinary shares are exchanged for TABCORP shares.

Shareholders should read the Taxation Opinion from Ernst & Young for the Ordinary Share Scheme included in the Scheme Booklet in Appendix B for further information.

A copy of the class ruling may be obtained from the ATO's website at www.ato.gov.au.



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